August 26, 2010
VIA FACSIMILE AND EDGAR
Mr. John Cash
U.S. Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E.
Washington, D.C. 20549

Re:	Furniture Brands International, Inc.
Form 10-K for the fiscal year ended December 31, 2009
Filed March 2, 2010
File #1-91
Dear Mr. Cash:
This letter sets forth the response of Furniture Brands International, Inc. (the “Company”) to the comment of the Staff of the Division of Corporation Finance of the Securities and Exchange Commission (“SEC”) dated August 26, 2010, with respect to the above referenced Form 10-K. We have duplicated below the comment set forth in the comment letter in italics and have provided the Company’s response following the Staff’s comment.
Form 10-K for the fiscal year ended December 31, 2009
Critical Accounting Policies, page 28
Intangible Assets, page 29
We note your response to our prior comment two. Please revise future filings to further explain the key underlying factors that led to material changes in the discount rate used in your impairment analysis.

In future filings, we will further explain the key underlying factors that led to material changes in the discount rate used in our impairment analysis.
We have sought to respond to your comment and, as indicated above, will be incorporating disclosure into our future filings. Please contact Richard R. Isaak, our Controller and Principal Accounting Officer, at 314-863-1100 with any questions concerning this letter or if we can provide you with any additional information which will facilitate your review of these filings.

Sincerely,
/s/ Steven G. Rolls
Steven G. Rolls
Chief Financial Officer